Exhibit 99.1

Jiayin Group Inc. Reports Second Quarter 2024 Unaudited Financial Results

-- Second Quarter Total Loan Facilitation Volume remained stable at RMB 24.0 billion --

-- Second Quarter Net Revenue Grew 15.5% to RMB1,476.3 million --

SHANGHAI, China, August 27, 2024 (GLOBE NEWSWIRE) --Jiayin Group Inc. (“Jiayin” or the “Company”) (NASDAQ: JFIN), a leading fintech platform in China, today announced its unaudited financial results for the second quarter ended June 30, 2024.

Second Quarter 2024 Operational and Financial Highlights:

•
Loan facilitation volume1 was RMB24.0 billion (US$3.3 billion), compared with RMB24.0 billion in the same period of 2023.

•
Average borrowing amount per borrowing was RMB9,080 (US$1,249), representing a decrease of 12.4% from the same period of 2023.

•
Repeat borrowing rate2 was 67.1%, compared with 70.1% in the same period of 2023.

•
Net revenue was RMB1,476.3 million (US$203.1 million), representing an increase of 15.5% from the same period of 2023.

•
Income from operation was RMB227.1 million (US$31.3 million), representing a decrease of 38.5% from the same period of 2023.

•
Net income was RMB238.3 million (US$32.8 million), representing a decrease of 27.0% from RMB326.3 million in the same period of 2023.

Mr. Yan Dinggui, the Company’s Founder, Director and Chief Executive Officer, commented: “Our second quarter results underscore the strength of our strategic focus and risk management practices, enabling us to sustain fundamental growth while delivering value to our stakeholders. This steady performance amid evolving market conditions highlights the resilience and adaptability built into our business model. After observing several consecutive quarters, we believe that the key risk indicators in the market have stabilized and are improving, which provides a favorable environment for us to accelerate business growth in the coming period. Looking ahead, we remain committed to driving sustainable development through innovation and strategic market expansion.”

1 “Loan facilitation volume” refers the loan volume facilitated in Mainland China during the period presented.

2 “Repeat borrowing rate” refers to the repeat borrowers as a percentage of all of our borrowers in Mainland China.

“Repeat borrowers” during a certain period refers to borrowers who have borrowed in such period and have borrowed at least twice since such borrowers’ registration on our platform until the end of such period.

Exhibit 99.1

Second Quarter 2024 Financial Results

Net revenue was RMB1,476.3 million (US$203.1 million), representing an increase of 15.5% from the same period of 2023.

Revenue from loan facilitation services was RMB951.1 million (US$130.9 million), representing an increase of 2.8% from the same period of 2023. The increase was primarily driven by service fee optimization within our loan facilitation operations.

Revenue from releasing of guarantee liabilities was RMB424.8 million (US$58.5 million), compared to RMB197.2 million in the same period of 2023. The year-over-year increase was primarily due to the growth in average outstanding loan balances which the Company provided guarantee services.

Other revenue was RMB100.4 million (US$13.7 million), representing a decrease of 35.5% from the same period of 2023. The decrease was mainly due to the decrease in revenue from individual investor referral services.

Facilitation and servicing expense was RMB608.2 million (US$83.7 million), representing an increase of 70.9% from the same period of 2023, primarily due to the increase of guarantee costs incurred.

Reversal of uncollectible receivables, contract assets, loans receivable and others was a reversal of RMB 3.3 million (US$ 0.5 million), compared with RMB13.8 million allowance in the same period of 2023, primarily due to the net impact of current period provision and recovery of certain receivables written off in prior year.

Sales and marketing expense was RMB486.6 million (US$67.0 million), representing an increase of 15.7% from the same period of 2023, primarily due to an increase in borrower acquisition expenses.

General and administrative expense was RMB65.0 million (US$8.9 million), representing an increase of 29.8% from the same period of 2023, primarily driven by an increase in payroll expenses and share-based compensation.

Research and development expense was RMB92.8 million (US$12.8 million), representing an increase of 36.3% from the same period of 2023, primarily due to higher employee compensation benefit expenses.

Income from operation was RMB227.1 million (US$31.3 million), representing a decrease of 38.5% from the same period of 2023.

Net income was RMB238.3 million (US$32.8 million), representing a decrease of 27.0% from RMB326.3 million in the same period of 2023.

Exhibit 99.1

Basic and diluted net income per share were both RMB1.12(US$0.15), compared to RMB1.52 in the second quarter of 2023. Basic and diluted net income per ADS were both RMB4.48 (US$0.60), compared to RMB6.08 in the second quarter of 2023. Each ADS represents four Class A ordinary shares of the Company.

Cash and cash equivalents were RMB880.2 million (US$121.1 million) as of June 30, 2024, compared with RMB568.2 million as of March 31, 2024.

The following table provides the delinquency rates of all outstanding loans on the Company’s platform in Mainland China as of the respective dates indicated.

	Delinquent for
As of	1-30 days	31-60 days	61-90 days	91 -180 days	More than 180 days
	(%)
December 31, 2021	1.31	0.90	0.72	1.78	2.12
December 31, 2022	1.01	0.67	0.51	1.18	2.02
December 31, 2023	1.13	0.90	0.68	1.48	2.07
March 31, 2024	0.99	0.85	0.68	1.63	2.62
June 30, 2024	0.96	0.83	0.67	1.61	2.60

The following chart and table display the historical cumulative M3+ Delinquency Rate by Vintage for loan products facilitated through the Company’s platform in Mainland China.

Exhibit 99.1

Business Outlook

The Company expects its loan facilitation volume for the third quarter of 2024 to to reach approximately RMB25 billion. This forecast reflects the Company's confidence in the improving economic environment and the company's product and operational capabilities.

Recent Development

Dividend Policy

On August 16, 2024, the Company’s Board of Directors approved the payment of cash dividends of US$0.125 per ordinary share, or US$0.50 per American depositary share (ADS). Shareholders of record at the close of trading on August 27, 2024 (U.S. Eastern Time) will be entitled to receive these dividends. The distribution of dividends is expected to occur on or around September 3, 2024, for ordinary shareholders, and on or around September 6, 2024, for ADS holders. Dividends to ADS holders will be subject to the terms and conditions of the deposit agreement, including any applicable fees and expenses. The aggregate amount of cash to be distributed is expected to be approximately US$26.6 million.

Share Repurchase Plan Update

In March 2024, the Company’s Board of Directors approved an adjustment to the existing share repurchase plan, pursuant to which the aggregate value of ordinary shares authorized for repurchase under the plan shall not exceed US$30 million.

On June 4, 2024, the Company’s Board of Directors approved to extend the share repurchase plan for a period of 12 months, commencing on June 13, 2024 and ending on June 12, 2025. Pursuant to the extended share repurchase plan, the Company may repurchase its ordinary shares through June 12, 2025 with an aggregate value not exceeding the remaining balance under the share repurchase plan.

As of August 27, 2024, the Company had repurchased approximately 3.3 million of its ADSs for approximately US$13.9 million.

Environmental, Social and Governance (ESG)

On August 7, 2024, the Company published its 2023 ESG report, marking its third annual ESG publication. The report underscores Jiayin’s steadfast commitment to corporate sustainability, ethical business practices, and transparent governance. In 2023, the Company continued to create societal value and advance its digital transformation initiatives. Key efforts included enhancing service quality, building a responsible supply chain, and promoting low-carbon practices through the adoption of green technologies. These initiatives are designed to minimize environmental impact, boost resource efficiency, and contribute to the development of a circular economy.

Exhibit 99.1

The ESG report is prepared in accordance with the Global Reporting Initiative’s Sustainability Reporting Standards (GRI Standards), with reference to Nasdaq’s ESG Reporting Guide 2.0. To download the full report in English or Chinese, please visit the ESG section of the Company's investor relations website at: https://ir.jiayintech.cn/environmental-social-and-governance.

Conference Call

The Company will conduct a conference call to discuss its financial results on Tuesday, August 27, 2024 at 8:00 AM U.S. Eastern Time (8:00 PM Beijing/Hong Kong Time on the same day).

To join the conference call, all participants must use the following link to complete the online registration process in advance. Upon registering, each participant will receive access details for this event including the dial-in numbers, a PIN number, and an e-mail with detailed instructions to join the conference call.

Participant Online Registration:

https://register.vevent.com/register/BIab3d5299bc4c481ca5b0bd145bde23a9.

A live and archived webcast of the conference call will be available on the Company’s investors relations website at http://ir.jiayintech.cn/.

Exhibit 99.1

About Jiayin Group Inc.

Jiayin Group Inc. is a leading fintech platform in China committed to facilitating effective, transparent, secure and fast connections between underserved individual borrowers and financial institutions. The origin of the business of the Company can be traced back to 2011. The Company operates a highly secure and open platform with a comprehensive risk management system and a proprietary and effective risk assessment model which employs advanced big data analytics and sophisticated algorithms to accurately assess the risk profiles of potential borrowers. For more information, please visit https://ir.jiayintech.cn/.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars (“US$”) at a specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB7.2672 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System as of June 30, 2024. The Company makes no representation that the RMB or US$ amounts referred could be converted into US$ or RMB, as the case may be, at any particular rate or at all.

Safe Harbor / Forward-Looking Statements

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. The Company may also make written or oral forward-looking statements in its periodic reports to the SEC, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the Company and the industry. Potential risks and uncertainties include, but are not limited to, those relating to the Company’s ability to retain existing investors and borrowers and attract new investors and borrowers in an effective and cost-efficient way, the Company’s ability to increase the investment volume and loan facilitation of loans volume facilitated through its marketplace, effectiveness of the Company’s credit assessment model and risk management system, PRC laws and regulations relating to the online individual finance industry in China, general economic conditions in China, and the Company’s ability to meet the standards necessary to maintain listing of its ADSs on the Nasdaq Stock Market or other stock exchange, including its ability to cure any non-compliance with the continued listing criteria of the Nasdaq Stock Market. All information provided in this press release is as of the date hereof, and the Company undertakes no obligation to update any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results. Further information regarding risks and uncertainties faced by the Company is included in the Company’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F.

Exhibit 99.1

For investor and media inquiries, please contact:

Jiayin Group

Mr. Shawn Zhang

Email: ir@jiayinfintech.cn

Exhibit 99.1

JIAYIN GROUP INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(Amounts in thousands, except for share and per share data)

	As of December 31,	As of June 30,
	2023	2024
	RMB	RMB	US$
ASSETS
Cash and cash equivalents	370,193	880,198	121,119
Restricted cash	2,435	—	—
Accounts receivable and contract assets, net	2,103,545	2,432,102	334,668
Financial assets receivables, net	991,628	893,337	122,927
Prepaid expenses and other current assets, net	1,922,056	1,015,534	139,742
Deferred tax assets, net	61,174	86,738	11,936
Property and equipment, net	40,332	44,680	6,148
Right-of-use assets	49,659	54,857	7,549
Long-term investment	101,481	127,264	17,512
Other non-current assets	2,263	1,322	182
TOTAL ASSETS	5,644,766	5,536,032	761,783
LIABILITIES AND EQUITY
Deferred guarantee income	886,862	505,062	69,499
Contingent guarantee liabilities	933,947	499,416	68,722
Payroll and welfare payable	94,856	86,961	11,966
Tax payables	568,819	553,668	76,187
Accrued expenses and other current liabilities	731,863	1,088,223	149,744
Lease liabilities	47,958	54,690	7,526
TOTAL LIABILITIES	3,264,305	2,788,020	383,644

TOTAL SHAREHOLDERS' EQUITY	2,380,461	2,748,012	378,139
TOTAL LIABILITIES AND EQUITY	5,644,766	5,536,032	761,783

Exhibit 99.1

JIAYIN GROUP INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(Amounts in thousands, except for share and per share data)

	For the Three Months Ended June 30,			For the Six Months Ended June 30,
	2023	2024		2023	2024
	RMB	RMB	US$	RMB	RMB	US$
Net revenue	1,277,824	1,476,327	203,149	2,399,986	2,951,667	406,163
Operating costs and expenses:
Facilitation and servicing	(355,815)	(608,158)	(83,685)	(630,054)	(1,275,132)	(175,464)
(Allowance for)/reversal of uncollectible receivables, contract assets, loans receivable and others	(13,815)	3,262	449	(20,520)	645	89
Sales and marketing	(420,704)	(486,553)	(66,952)	(801,521)	(846,371)	(116,465)
General and administrative	(50,085)	(64,996)	(8,944)	(96,464)	(111,211)	(15,303)
Research and development	(68,102)	(92,819)	(12,772)	(132,868)	(176,089)	(24,231)
Total operating costs and expenses	(908,521)	(1,249,264)	(171,904)	(1,681,427)	(2,408,158)	(331,374)
Income from operation	369,303	227,063	31,245	718,559	543,509	74,789
Interest income, net	1,623	4,318	594	1,983	6,234	858
Other income, net	3,017	65,637	9,032	11,012	66,224	9,113
Income before income taxes and loss from investment in affiliates	373,943	297,018	40,871	731,554	615,967	84,760
Income tax expense	(45,573)	(58,750)	(8,084)	(123,249)	(104,632)	(14,398)
Loss from investment in affiliates	(2,029)	—	—	(2,264)	—	—
Net income	326,341	238,268	32,787	606,041	511,335	70,362
Less: net loss attributable to non-controlling interest	(10)	(3)	—	(23)	(6)	(1)
Net income attributable to Jiayin Group Inc.	326,351	238,271	32,787	606,064	511,341	70,363
Weighted average shares used in calculating net income per share:
- Basic and diluted	214,026,210	212,332,672	212,332,672	213,877,632	212,231,868	212,231,868
Net income per share:
- Basic and diluted	1.52	1.12	0.15	2.83	2.41	0.33
Net income per ADS:
- Basic and diluted	6.08	4.48	0.60	11.32	9.64	1.32
Net income	326,341	238,268	32,787	606,041	511,335	70,362
Other comprehensive income (loss), net of tax of nil:
Foreign currency translation adjustments	6,546	257	36	5,970	(2,883)	(397)
Comprehensive income	332,887	238,525	32,823	612,011	508,452	69,965
Comprehensive (loss) income attributable to non-controlling interest	(100)	42	6	(151)	56	8
Total comprehensive income attributable to Jiayin Group Inc.	332,987	238,483	32,817	612,162	508,396	69,957